Exhibit 99.1

Press Release

GasLog Partners LP Reports Financial Results for the Three-Month Period Ended September 30, 2020 and Declares Cash Distribution

Piraeus, Greece, November 10, 2020, GasLog Partners LP (“GasLog Partners” or the “Partnership”) (NYSE: GLOP), an international owner and operator of liquefied natural gas (“LNG”) carriers, today reported its financial results for the three-month period ended September 30, 2020.

Highlights

•	Refinanced all debt due to mature in 2021 with two new credit facilities representing a total of $454.0 million, strengthening the balance sheet and delivering $14.9 million of incremental liquidity.

•	Signed a new three-year time charter for the steam turbine propulsion (“Steam”) vessel Methane Alison Victoria with CNTIC VPower Energy Ltd. (“CNTIC VPower”), an independent Chinese energy company. The vessel will primarily service the transportation, storage and breakbulk of LNG in Myanmar.

•	Signed a new multi-month time charter for the Steam vessel Methane Jane Elizabeth with a major LNG charterer.

•	Repaid approximately $33.0 million of debt, bringing total debt repayment (excluding prepayments for refinanced facilities) to approximately $88.0 million through the first nine months of 2020.

•	Quarterly Revenues, Profit, Adjusted Profit(1) and Adjusted EBITDA(1) of $72.8 million, $11.9 million, $12.8 million and $46.8 million, respectively.

•	Quarterly Earnings per unit (“EPU”) of $0.09 and Adjusted EPU(1) of $0.11.

•	Declared cash distribution of $0.01 per common unit for the third quarter of 2020.

•	The Partnership’s board of directors and management intend to engage with an independent advisor to review together the Partnership’s business and assess its strategic alternatives.

Chairman and CEO Statements

Curt Anastasio, Chairman of GasLog Partners, stated: “The Partnership was created primarily to fund the growth of our parent, GasLog Ltd. (“GasLog”), for which we have undoubtedly been successful, but which also relied on external capital to execute. The last several years have been challenging for capital markets for midstream energy, which along with declining visibility into the Partnership’s future financial performance, exacerbated by the COVID-19 pandemic, have resulted in a significantly higher cost of capital.

In response to these challenges, the board of directors and management have been proactive in refinancing our debt maturities, reducing our cost base, increasing the utilization of our fleet and optimizing our corporate structure. As we look out to 2021, we continue to see uncertainty in the commercial market of our assets. Rather than rely on the continuation of improved market conditions, we believe it prudent to further de-risk the Partnership and prioritize preserving liquidity and deleveraging the balance sheet.

Further to this end, the board of directors have concluded that it is in the best interest of all stakeholders to conduct an independent review of the Partnership’s business and strategic alternatives, which we anticipate to complete not later than the first quarter of 2021.”

Paul Wogan, Chief Executive Officer, commented: “I am pleased to report another positive operational quarter for the Partnership, delivered despite the ongoing challenges presented by the COVID-19 pandemic.

During the quarter, we refinanced all our debt maturing in 2021 meaning we have no debt refinancing until 2024. Excluding prepayments for refinanced facilities, we repaid approximately $33.0 million of debt, bringing the total debt amortization for the first nine months of this year to $88.0 million. In addition, the recent three-year charter for the Methane Alison Victoria, the multi-month charter on the Methane Jane Elizabeth and the two-year charter on the Methane Shirley Elisabeth, entered into in July 2020, increases our charter coverage for 2021 to 71% of available days.

While these are positive developments, our cost of capital remains elevated and there continues to be a high degree of COVID-19-related uncertainty in the near-term LNG and LNG shipping markets. By the end of 2020, all five of the Partnership’s Steam vessels will have ended their initial multi-year time charters with subsidiaries of Royal Dutch Shell plc (“Shell”), while three additional tri-fuel diesel electric vessel (“TFDE”) vessels will conclude their multi-year charters next year. Although we have been successful in finding longer-term employment for some of our available vessels, this has been concluded at current market rates which are below those achieved during the initial charters.

Given these factors, combined with the Partnership’s capital allocation strategy, which is focused on deleveraging, we made the difficult decision to decrease the common unit distribution to $0.01 per common unit beginning with the third quarter of 2020. As a result, the Partnership will retain approximately $22 million dollars annually, allowing it to preserve liquidity during this period of COVID-19-related uncertainty. We believe this action will further strengthen the Partnership’s balance sheet, lower the fleet’s breakeven, reduce its cost of capital and further enhance its competitive positioning.”

Financial Summary

	For the three months ended		% Change
(All amounts expressed in thousands of U.S. dollars)	September 30, 2019	September 30, 2020
Revenues	96,485	72,813	(25%	)
Profit	29,434	11,866	(60%	)
EPU, common (basic)	0.45	0.09	(80%	)
Adjusted Profit(1)	31,879	12,844	(60%	)
Adjusted EBITDA(1)	71,779	46,803	(35%	)
Adjusted EPU, common (basic)(1)	0.50	0.11	(78%	)
Distributable cash flow	34,320	12,328	(64%	)
Cash distributions declared	26,437	485	(98%	)

There were 1,247 revenue operating days for the quarter ended September 30, 2020 compared to 1,365 revenue operating days for the quarter ended September 30, 2019, mainly due to the increased off-hire days for scheduled dry-dockings.

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The decrease of $17.5 million in profit in the third quarter of 2020 as compared to the same period in 2019 is mainly attributable to a decrease in revenues of $23.7 million, primarily due to the expirations of the initial multi-year time charters of the Methane Jane Elizabeth, the Methane Alison Victoria, the Methane Rita Andrea and the Methane Shirley Elisabeth and the 18-month time charter of the GasLog Sydney and also due to increased off-hire days due to dry-dockings. Following the expirations of their initial charters, the Methane Jane Elizabeth was re-chartered to Trafigura Maritime Logistics PTE Ltd. (“Trafigura”) in November 2019, the Methane Alison Victoria to a wholly owned subsidiary of JOVO Group (“JOVO”) in June 2020 and the Methane Shirley Elisabeth to CNTIC VPower in September 2020, while the Methane Rita Andrea and the GasLog Sydney have been trading in the spot market since May 2020 and June 2020, respectively.

The decrease in Adjusted EBITDA of $25.0 million in the third quarter of 2020 as compared to the same period in 2019 is mainly attributable to the decrease in revenues of $23.7 million described above and an increase of $1.2 million in operating expenses due to the scheduled dry-dockings of three of our vessels in the third quarter of 2020.

The decrease in revenues was partially offset by a $6.7 million decrease in interest expense due to the lower London Interbank Offered Rate (“LIBOR”) rates prevailing in the third quarter of 2020 compared to the same period in 2019.

As of September 30, 2020, we had $79.0 million of cash and cash equivalents. In September 2020, an amount of $9.2 million of cash collateral was released, pursuant to an amendment to the Credit Support Annex entered into between GasLog Partners and GasLog in March 2020. As of September 30, 2020, an aggregate amount of $7.6 million was held as cash collateral with respect to our derivative instruments with GasLog ($5.8 million) and bank counterparties ($1.8 million).

As of September 30, 2020, we had an aggregate of $1,303.6 million of borrowings outstanding under our credit facilities, of which $104.9 million was repayable within one year. In addition, as of September 30, 2020, we had unused availability under our revolving credit facility with GasLog of $30.0 million.

As of September 30, 2020, our current assets totaled $106.8 million and current liabilities totaled $179.8 million, resulting in a negative working capital position of $73.0 million. Current liabilities include $25.1 million of unearned revenue in relation to hires received in advance as of September 30, 2020 (which represents a non-cash liability that will be recognized as revenues after September 30, 2020 as the services are rendered). Management monitors the Partnership’s liquidity position throughout the year to ensure that it has access to sufficient funds to meet its forecast cash requirements, including debt service commitments, and to monitor compliance with the financial covenants within its loan facilities. Taking into account current and expected volatile commercial and financial market conditions, we anticipate that our primary sources of funds over the next twelve months will be available cash, cash from operations and existing debt facilities. We believe that these anticipated sources of funds , as well as our decision to decrease the common unit distributions and preserve liquidity, will be sufficient to meet our liquidity needs and to comply with our banking covenants for at least twelve months from the end of the reporting period. Our long-term ability to repay our debts and maintain compliance with our debt covenants beyond the next twelve months without reliance on additional sources of finance is also dependent on a sustainable longer-term recovery in the LNG charter market from the market disruption observed in the first half of 2020 as a result of the COVID-19 outbreak.

(1)	Adjusted Profit, Adjusted EBITDA and Adjusted EPU are non-GAAP financial measures and should not be used in isolation or as substitutes for GasLog Partners’ financial results presented in accordance with International Financial Reporting Standards (“IFRS”). For the definitions and reconciliations of these measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

Preference Unit Distributions

On August 4, 2020, the board of directors of GasLog Partners approved and declared a distribution on the 8.625% Series A Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Series A Preference Units”) of $0.5390625 per preference unit, a distribution on the 8.200% Series B Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Series B Preference Units”) of $0.5125 per preference unit and a distribution on the 8.500% Series C Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Series C Preference Units”) of $0.53125 per preference unit. The aggregate cash distributions of $7,582 were paid on September 15, 2020 to all unitholders of record as of September 8, 2020.

Common Unit Distribution

On November 9, 2020, the board of directors of GasLog Partners approved and declared a quarterly cash distribution of $0.01 per common unit for the quarter ended September 30, 2020. The cash distribution is payable on November 25, 2020 to all unitholders of record as of November 20, 2020.

LNG Market Update and Outlook

LNG demand was 84 million tonnes (“mt”) in the third quarter of 2020, according to Poten, compared to 88 mt in the third quarter of 2019, or a decrease of approximately 4%. Although demand declined globally in the third quarter compared to the third quarter of 2019, it also varied regionally. For example, Chinese LNG demand was 17 mt in the third quarter of 2020, an increase of 13% or approximately 2 mt. In addition, Indian demand was 7 mt, an increase of 13% or approximately 1 mt. These increases were balanced by declines in Europe, the Middle East, Japan, South Korea, North America and South America, which in aggregate saw their demand decline by over 6 mt in the third quarter.

Global LNG supply was approximately 86 mt in the third quarter of 2020, a decrease of over 3 mt, or 4%, over the third quarter of 2019, according to Poten. Supply from the United States (“U.S.”) decreased by approximately 2 mt or 18%, the result of an estimated 112 cargoes cancelled by customers of U.S. export facilities as well as unplanned outages at Cameron LNG following damage to its power supply caused by Hurricane Laura in late August. In addition, supply from Australia declined by nearly 2 mt or 7%, due in part to unplanned maintenance at Gorgon LNG. Looking ahead, approximately 104 mt of new LNG capacity is currently under construction and scheduled to come online from 2021-2026.

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In the LNG shipping spot market, TFDE headline rates, as reported by Clarksons, averaged $41,000 per day in the third quarter of 2020, a decrease from the average of $66,000 in the third quarter of 2019. Headline spot rates for Steam vessels averaged $28,000 per day in the third quarter of 2020, a decrease from the average of $43,000 per day in the third quarter of 2019. Headline spot rates in the third quarter were negatively impacted by declines in LNG demand as well as unplanned outages at facilities in the U.S. and Australia as noted above.

Clarksons currently assesses headline spot rates for TFDE and Steam LNG carriers at $105,000 per day and $78,000 per day, respectively. Early indications are for LNG demand to grow in the fourth quarter of 2020, relative to the third quarter of 2020, as demand in October was 2% higher than September, according to Poten. This demand growth has been reflected in the increasing headline spot rates for LNG carriers observed in recent weeks. However, taking into account the impact of the COVID-19 pandemic on the global economy, the forecast growth of the global LNG carrier fleet and expected seasonal trading patterns, there is continued potential for volatility in the spot and short-term markets over the near and medium-term.

As of November 4, 2020, Poten estimates that the orderbook totals 118 dedicated LNG carriers (>100,000 cubic meters, or “cbm”), representing 22% of the on-the-water fleet. Of these, 83 vessels (or 70%) have multi-year charters. 28 LNG carriers have been ordered year-to-date, all for long-term business with no vessels ordered on a speculative basis.

Conference Call

GasLog Partners and GasLog will host a joint conference call to discuss their results for the third quarter of 2020 at 9.30 a.m. EST (4.30 p.m. EET) on Tuesday, November 10, 2020. Senior management of GasLog Partners and GasLog will review the operational and financial performance of the companies. The presentation of each company’s third quarter results will be followed by separate Q&A sessions for each company.

The dial-in numbers for the conference call are as follows:

+1 855 253 8928 (USA)

+44 20 3107 0289 (United Kingdom)

+33 1 70 80 71 53 (France)

+852 5819 4851 (Hong Kong)

+47 2396 4173 (Oslo)

Conference ID: 2961797

A live webcast of the conference call will also be available on the Investor Relations page of the GasLog Partners website (http://www.gaslogmlp.com/investors).

For those unable to participate in the conference call, a replay of the webcast will be available on the Investor Relations pages of the company website as referenced above.

About GasLog Partners

GasLog Partners is a growth-oriented master limited partnership focused on owning, operating and acquiring LNG carriers under multi-year charters. GasLog Partners’ fleet consists of 15 LNG carriers with an average carrying capacity of approximately 158,000 cbm. GasLog Partners’ principal executive offices are located at 69 Akti Miaouli, 18537, Piraeus, Greece. Visit GasLog Partners’ website at http://www.gaslogmlp.com.

Forward-Looking Statements

All statements in this press release that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Partnership expects, projects, believes or anticipates will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for dividends or distributions, and the impact of cash distribution reductions on the Partnership’s business and growth prospects, plans, strategies, business prospects and changes and trends in our business and the markets in which we operate. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this press release, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

Factors that might cause future results and outcomes to differ include, but are not limited to, the following:

•	general LNG shipping market conditions and trends, including spot and multi-year charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, including geopolitical events, technological advancements and opportunities for the profitable operations of LNG carriers;

•	fluctuations in charter hire rates, vessel utilization and vessel values;

•	our ability to secure new multi-year charters at economically attractive rates;

•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels which are not operating under multi-year charters, including the risk that certain of our vessels may no longer have the latest technology at such time which may impact our ability to secure employment for such vessels as well as the rate at which we can charter such vessels;

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•	changes in our operating expenses, including crew wages, maintenance, dry-docking and insurance costs and bunker prices;

•	number of off-hire days and dry-docking requirements, including our ability to complete scheduled dry-dockings on time and within budget;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	disruption to the LNG, LNG shipping and financial markets caused by the global shutdown as a result of the COVID-19 pandemic;

•	fluctuations in prices for crude oil, petroleum products and natural gas, including LNG;

•	fluctuations in exchange rates, especially the U.S. dollar and the Euro;

•	our ability to expand our portfolio by acquiring vessels through our drop-down pipeline with GasLog or by acquiring other assets from third parties;

•	our ability to leverage GasLog’s relationships and reputation in the shipping industry;

•	the ability of GasLog to maintain long-term relationships with major energy companies and major LNG producers, marketers and consumers;

•	GasLog’s relationships with its employees and ship crews, its ability to retain key employees and provide services to us, and the availability of skilled labor, ship crews and management;

•	changes in the ownership of our charterers;

•	our customers’ performance of their obligations under our time charters and other contracts;

•	our future operating performance, financial condition, liquidity and cash available for distributions;

•	our distribution policy and our ability to make cash distributions on our units or the impact of cash distribution reductions on our financial position;

•	our ability to obtain debt and equity financing on acceptable terms to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, funding by GasLog of the revolving credit facility and our ability to meet our restrictive covenants and other obligations under our credit facilities;

•	future, pending or recent acquisitions of ships or other assets, business strategy, areas of possible expansion and expected capital spending;

•	risks inherent in ship operation, including the discharge of pollutants;

•	the impact on us and the shipping industry of environmental concerns, including climate change;

•	any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity event;

•	the expected cost of and our ability to comply with environmental and regulatory requirements, including with respect to emissions of air pollutants and greenhouse gases, as well as future changes in such requirements or other actions taken by regulatory authorities, governmental organizations, classification societies and standards imposed by our charterers applicable to our business;

•	potential disruption of shipping routes due to accidents, diseases, pandemics, political events, piracy or acts by terrorists;

•	potential liability from future litigation; and

•	other risks and uncertainties described in the Partnership’s Annual Report on Form 20-F filed with the SEC on March 3, 2020 and Quarterly Reports on Form 6-K filed with the SEC on May 7, 2020 and August 5, 2020, available at http://www.sec.gov.

We undertake no obligation to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events, a change in our views or expectations or otherwise, except as required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

The declaration and payment of distributions are at all times subject to the discretion of our board of directors and will depend on, amongst other things, risks and uncertainties described above, restrictions in our credit facilities, the provisions of Marshall Islands law and such other factors as our board of directors may deem relevant.

Contacts:

Joseph Nelson

Head of Investor Relations

Phone: +1-212-223-0643

E-mail: ir@gaslogmlp.com

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EXHIBIT I – Unaudited Interim Financial Information

Unaudited condensed consolidated statements of financial position

As of December 31, 2019 and September 30, 2020

(All amounts expressed in thousands of U.S. Dollars, except unit data)

	December 31, 2019	September 30, 2020
Assets
Non-current assets
Other non-current assets	128	154
Tangible fixed assets	2,286,430	2,225,665
Right-of-use assets	1,033	620
Total non-current assets	2,287,591	2,226,439
Current assets
Trade and other receivables	7,147	11,999
Inventories	3,353	4,222
Due from related parties	—	1,873
Prepayments and other current assets	1,597	9,551
Derivative financial instruments	372	141
Cash and cash equivalents	96,884	78,961
Total current assets	109,353	106,747
Total assets	2,396,944	2,333,186
Partners’ equity and liabilities
Partners’ equity
Common unitholders (46,860,182 units issued and outstanding as of December 31, 2019 and 47,517,824 units issued and outstanding as of September 30, 2020)	606,811	580,580
General partner (1,021,336 units issued and outstanding as of December 31, 2019 and September 30, 2020)	11,271	10,722
Preference unitholders (5,750,000 Series A Preference Units, 4,600,000 Series B Preference Units and 4,000,000 Series C Preference Units issued and outstanding as of December 31, 2019 and September 30, 2020)	347,889	347,889
Total partners’ equity	965,971	939,191
Current liabilities
Trade accounts payable	16,630	15,434
Due to related parties	5,642	162
Derivative financial instruments	2,607	8,312
Other payables and accruals	51,570	50,565
Borrowings—current portion	109,822	104,934
Lease liabilities—current portion	472	363
Total current liabilities	186,743	179,770
Non-current liabilities
Derivative financial instruments	6,688	13,933
Borrowings—non-current portion	1,236,202	1,198,627
Lease liabilities—non-current portion	414	168
Other non-current liabilities	926	1,497
Total non-current liabilities	1,244,230	1,214,225
Total partners’ equity and liabilities	2,396,944	2,333,186

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Unaudited condensed consolidated statements of profit or loss

For the three and nine months ended September 30, 2019 and September 30, 2020

(All amounts expressed in thousands of U.S. Dollars, except per unit data)

	For the three months ended		For the nine months ended
	September 30, 2019	September 30, 2020	September 30, 2019	September 30, 2020
Revenues	96,485	72,813	282,175	248,614
Net pool allocation	—	—	1,058	—
Voyage expenses and commissions	(1,673)	(2,246)	(5,547)	(8,916)
Vessel operating costs	(18,116)	(19,327)	(55,295)	(55,315)
Depreciation	(22,819)	(20,577)	(66,826)	(61,850)
General and administrative expenses	(4,917)	(5,379)	(14,352)	(13,971)
Impairment loss on vessels	—	—	—	(18,841)
Profit from operations	48,960	25,284	141,213	89,721
Financial costs	(17,534)	(12,437)	(55,650)	(41,017)
Financial income	393	9	1,558	285
Loss on derivatives	(2,385)	(990)	(15,528)	(14,741)
Total other expenses, net	(19,526)	(13,418)	(69,620)	(55,473)
Profit and total comprehensive income for the period	29,434	11,866	71,593	34,248
Common units	21,388	4,193	45,246	11,256
General partner units	464	91	951	246
Incentive distribution rights	N/A	N/A	—	N/A
Preference units	7,582	7,582	22,746	22,746

Earnings per unit attributable to the Partnership, basic and diluted:
Common unit, basic	0.45	0.09	0.98	0.24
Common unit, diluted	0.43	0.08	0.96	0.23
General partner unit	0.45	0.09	0.99	0.24

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Unaudited condensed consolidated statements of cash flows

For the nine months ended September 30, 2019 and 2020

(All amounts expressed in thousands of U.S. Dollars)

	For the nine months ended
	September 30, 2019	September 30, 2020

Cash flows from operating activities:
Profit for the period	71,593	34,248
Adjustments for:
Depreciation	66,826	61,850
Impairment loss on vessels	—	18,841
Financial costs	55,650	41,017
Financial income	(1,558)	(285)
Unrealized loss on derivatives held for trading	16,698	10,335
Share-based compensation	759	1,833
Realized foreign exchange losses	542	—
	210,510	167,839
Movements in working capital	(7,425)	(16,674)
Cash provided by operations	203,085	151,165
Interest paid	(54,197)	(41,415)
Net cash provided by operating activities	148,888	109,750
Cash flows from investing activities:
Payments for tangible fixed assets	(8,637)	(19,002)
Return of capital expenditures	7,465	—
Financial income received	1,608	316
Maturity of short-term investments	34,000	—
Purchase of short-term investments	(33,000)	—
Net cash provided by/(used in) investing activities	1,436	(18,686)
Cash flows from financing activities:
Borrowings drawdowns	435,000	479,984
Borrowings repayments	(430,085)	(521,880)
Payment of loan issuance costs	(5,185)	(6,914)
Proceeds from entering into interest rate swaps	—	16,056
Payments for interest rate swaps termination	—	(13,210)
Proceeds from issuances of general partner units	1,996	—
Repurchases of common units	(20,030)	(996)
Payment of offering costs	(1,584)	(119)
Cash distribution to GasLog in exchange for contribution of net assets	(93,646)	—
Distributions paid	(103,934)	(61,489)
Payments for lease liabilities	(403)	(419)
Net cash used in financing activities	(217,871)	(108,987)
Decrease in cash and cash equivalents	(67,547)	(17,923)
Cash and cash equivalents, beginning of the period	133,370	96,884
Cash and cash equivalents, end of the period	65,823	78,961

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EXHIBIT II

Non-GAAP Financial Measures:

EBITDA is defined as earnings before financial income and costs, gain/loss on derivatives, taxes, depreciation and amortization. Adjusted EBITDA is defined as EBITDA before impairment loss on vessels and restructuring costs. Adjusted Profit represents earnings before (a) non-cash gain/loss on derivatives that includes unrealized gain/loss on derivatives held for trading, (b) write-off and accelerated amortization of unamortized loan fees, (c) impairment loss on vessels and (d) restructuring costs. Adjusted EPU, represents earnings attributable to unitholders before (a) non-cash gain/loss on derivatives that includes unrealized gain/loss on derivatives held for trading, (b) write-off and accelerated amortization of unamortized loan fees, (c) impairment loss on vessels and (d) restructuring costs. EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU, which are non-GAAP financial measures, are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. The Partnership believes that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. The Partnership believes that including EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to purchase and/or to continue to hold our common units. This increased comparability is achieved by excluding the potentially disparate effects between periods of, in the case of EBITDA and Adjusted EBITDA, financial costs, gain/loss on derivatives, taxes, depreciation and amortization; in the case of Adjusted EBITDA, impairment loss on vessels and restructuring costs and, in the case of Adjusted Profit and Adjusted EPU, non-cash gain/loss on derivatives, write-off and accelerated amortization of unamortized loan fees, impairment loss on vessels and restructuring costs, which items are affected by various and possibly changing financing methods, financial market conditions, general shipping market conditions, capital structure and historical cost basis and which items may significantly affect results of operations between periods. In the current three-month and nine-month periods, restructuring costs have been excluded from Adjusted EBITDA, Adjusted Profit and Adjusted EPU because restructuring costs represent charges reflecting specific actions taken by management to improve the Partnership’s future profitability and therefore are not considered representative of the underlying operations of the Partnership. In the current nine-month period, impairment loss has been excluded from Adjusted EBITDA, Adjusted Profit and Adjusted EPU because impairment loss on vessels represents the excess of their carrying amount over the amount that is expected to be recovered from them in the future and therefore is not considered representative of the underlying operations of the Partnership.

EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU have limitations as analytical tools and should not be considered as alternatives to, or as substitutes for, or superior to, profit, profit from operations, earnings per unit or any other measure of operating performance presented in accordance with IFRS. Some of these limitations include the fact that they do not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, (ii) changes in, or cash requirements for, our working capital needs and (iii) the cash requirements necessary to service interest or principal payments on our debt. Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements. EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU are not adjusted for all non-cash income or expense items that are reflected in our statement of cash flows and other companies in our industry may calculate these measures differently to how we do, limiting their usefulness as comparative measures. EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU exclude some, but not all, items that affect profit or loss and these measures may vary among other companies. Therefore, EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU as presented herein may not be comparable to similarly titled measures of other companies. The following tables reconcile EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU to Profit, the most directly comparable IFRS financial measure, for the periods presented.

In evaluating EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU should not be construed as an inference that our future results will be unaffected by the excluded items.

Reconciliation of Profit to EBITDA and Adjusted EBITDA:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended		For the nine months ended
	September 30, 2019	September 30, 2020	September 30, 2019	September 30, 2020
Profit for the period	29,434	11,866	71,593	34,248
Depreciation	22,819	20,577	66,826	61,850
Financial costs	17,534	12,437	55,650	41,017
Financial income	(393)	(9)	(1,558)	(285)
Loss on derivatives	2,385	990	15,528	14,741
EBITDA	71,779	45,861	208,039	151,571
Impairment loss on vessels	—	—	—	18,841
Restructuring costs	—	942	—	1,174
Adjusted EBITDA	71,779	46,803	208,039	171,586

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Reconciliation of Profit to Adjusted Profit:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended		For the nine months ended
	September 30, 2019	September 30, 2020	September 30, 2019	September 30, 2020
Profit for the year	29,434	11,866	71,593	34,248
Non-cash loss/(gain) on derivatives	2,445	(1,882)	16,698	10,335
Write-off and accelerated amortization of unamortized loan fees	—	1,918	988	1,918
Impairment loss on vessels	—	—	—	18,841
Restructuring costs	—	942	—	1,174
Adjusted Profit	31,879	12,844	89,279	66,516

Reconciliation of Profit to EPU and Adjusted EPU:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended		For the nine months ended
	September 30, 2019	September 30, 2020	September 30, 2019	September 30, 2020
Profit for the period	29,434	11,866	71,593	34,248
Less:
Profit attributable to GasLog’s operations	—	—	(2,650)	—
Profit attributable to Partnership’s operations	29,434	11,866	68,943	34,248
Adjustment for:
Paid and accrued preference unit distributions	(7,582)	(7,582)	(22,746)	(22,746)
Partnership’s profit attributable to:	21,852	4,284	46,197	11,502
Common units	21,388	4,193	45,246	11,256
General partner units	464	91	951	246
Incentive distribution rights	N/A	N/A	—	N/A
Weighted average units outstanding (basic)
Common units	47,325,212	47,167,488	46,031,861	46,882,894
General partner units	1,021,336	1,021,336	960,095	1,021,336
EPU (basic)
Common units	0.45	0.09	0.98	0.24
General partner units	0.45	0.09	0.99	0.24

	For the three months ended		For the nine months ended
	September 30, 2019	September 30, 2020	September 30, 2019	September 30, 2020
Profit for the period	29,434	11,866	71,593	34,248
Less:
Profit attributable to GasLog’s operations	—	—	(2,650)	—
Profit attributable to Partnership’s operations	29,434	11,866	68,943	34,248
Adjustment for:
Paid and accrued preference unit distributions	(7,582)	(7,582)	(22,746)	(22,746)
Partnership’s profit used in EPU calculation	21,852	4,284	46,197	11,502
Non-cash loss/(gain) on derivatives	2,445	(1,882)	16,698	10,335
Write-off and accelerated amortization of unamortized loan fees	—	1,918	988	1,918
Impairment loss on vessels	—	—	—	18,841
Restructuring costs	—	942	—	1,174
Adjusted Partnership’s profit used in EPU calculation attributable to:	24,297	5,262	63,883	43,770
Common units	23,781	5,150	62,576	42,832
General partner units	516	112	1,307	938
Incentive distribution rights	N/A	N/A	—	N/A
Weighted average units outstanding (basic)
Common units	47,325,212	47,167,488	46,031,861	46,882,894
General partner units	1,021,336	1,021,336	960,095	1,021,336
Adjusted EPU (basic)
Common units	0.50	0.11	1.36	0.91
General partner units	0.51	0.11	1.36	0.92

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Distributable Cash Flow

Distributable cash flow means Adjusted EBITDA, on the basis of the profit attributable to Partnership’s operations(1) (as calculated above), after considering financial costs for the period, including realized loss on derivatives (interest rate swaps and forward foreign exchange contracts) and excluding amortization of loan fees, lease expense, estimated dry-docking and replacement capital reserves established by the Partnership and accrued distributions on preference units, whether or not declared. Estimated dry-docking and replacement capital reserves represent capital expenditures required to renew and maintain over the long-term the operating capacity of, or the revenues generated by, our capital assets. Distributable cash flow, which is a non-GAAP financial measure, is a quantitative standard used by investors in publicly traded partnerships to assess their ability to make quarterly cash distributions. Our calculation of Distributable cash flow may not be comparable to that reported by other companies. Distributable cash flow has limitations as an analytical tool and should not be considered as an alternative to, or substitute for, or superior to, profit or loss, profit or loss from operations, earnings per unit or any other measure of operating performance presented in accordance with IFRS. The table below reconciles Distributable cash flow to Profit for the period.

Reconciliation of Distributable Cash Flow to Profit:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended		For the nine months ended
	September 30, 2019	September 30, 2020(4)	September 30, 2019(1)	September 30, 2020(4)
Profit for the period	29,434	11,866	71,593	34,248
Less:
Profit attributable to GasLog’s operations	—	—	(2,650)	—
Profit attributable to Partnership’s operations(1)	29,434	11,866	68,943	34,248
Depreciation	22,819	20,577	65,336	61,850
Financial costs	17,534	12,437	53,920	41,017
Financial income	(393)	(9)	(1,544)	(285)
Loss on derivatives	2,385	990	15,528	14,741
EBITDA	71,779	45,861	202,183	151,571
Impairment loss on vessels	—	—	—	18,841
Restructuring costs	—	942	—	1,174
Adjusted EBITDA	71,779	46,803	202,183	171,586
Financial costs (excluding amortization of loan fees and lease expense) and realized loss on derivatives	(16,021)	(12,097)	(47,471)	(39,208)
Dry-docking capital reserve (2)	(4,170)	(4,027)	(12,222)	(12,081)
Replacement capital reserve (2)	(9,686)	(10,769)	(28,417)	(32,307)
Paid and accrued preferred equity distribution	(7,582)	(7,582)	(22,746)	(22,746)
Distributable cash flow	34,320	12,328	91,327	65,244
Other reserves (3)	(7,883)	(11,843)	(11,339)	(52,770)
Cash distribution declared	26,437	485	79,988	12,474

(1)	Excludes amounts related to GAS-twelve Ltd., the owner of the GasLog Glasgow for the period prior to its transfer to the Partnership on April 1, 2019. While such amounts are reflected in the Partnership’s unaudited condensed consolidated financial statements because the transfer to the Partnership was accounted as a reorganization of entities under common control under IFRS, GAS-twelve Ltd. was not owned by the Partnership prior to its respective transfer to the Partnership in April 2019 and accordingly the Partnership was not entitled to the cash or results generated in the period prior to such transfer.

(2)	Effective January 1, 2020, the Partnership revised the assumed re-investment rate used in calculating the dry-docking capital reserve and the replacement capital reserve to reflect recent movements in market interest rate forecasts.

(3)	Refers to movements in reserves (other than the dry-docking and replacement capital reserves) for the proper conduct of the business of the Partnership and its subsidiaries.

(4)	For the three months ended September 30, 2020, the cash distributions declared and the other reserves have been calculated based on the number of units issued and outstanding as of September 30, 2020.

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